ZJK Industrial Co., Ltd.

March 25, 2026

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Ms. Erin Donahue

Re:	ZJK Industrial Co., Ltd.
Registration Statement on Form F-3, as amended
Initially Filed on February 17, 2026
File No. 333-293519

Dear Ms. Erin Donahue:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, ZJK Industrial Co., Ltd. hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-3, as amended, be accelerated to and that the Registration Statement become effective at 4:30 p.m., Eastern Time, on March 27, 2026, or as soon thereafter as practicable.

Very truly yours,

ZJK Industrial Co., Ltd.

By:	/s/ Ning Ding
	Name:	Ning Ding
	Title:	Chief Executive Officer